Filed by Elastic N.V. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule14a-12
Under the Securities Exchange Act of 1934
Subject Company: Endgame, Inc.
Commission File No.: 001-38675

The following communications are being filed in connection with the acquisition of Endgame, Inc. by Elastic N.V. The following is a transcript of Elastic N.V.’s earnings call for the fourth quarter and fiscal year 2019 held at 2:00 PM PT/5:00 PM ET on June 5, 2019. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. Elastic believes that none of these is material.

Elastic N.V.

Fiscal Fourth Quarter 2019 Financial Results

Conference Call and Webcast

Wednesday, June 05, 2019, 5:00 PM Eastern

CORPORATE PARTICIPANTS

Shay Banon - Founder, Chief Executive Officer

Janesh Moorjani - Chief Financial Officer

Anthony Luscri - Vice President, Investor Relations

CONFERENCE CALL PARTICIPANTS

Ittai Kidron Oppenheimer & Co. Inc., Research Division - MD

John Stephen DiFucci Jefferies LLC, Research Division - Equity Analyst

Kasthuri Gopalan Rangan BofA Merrill Lynch, Research Division - MD and Head of Software

Mark Frank Grant Goldman Sachs Group Inc., Research Division - Equity Analyst

Mark Ronald Murphy JP Morgan Chase & Co, Research Division - MD

Matthew George Hedberg RBC Capital Markets, LLC, Research Division - Analyst

Raimo Lenschow Barclays Bank PLC, Research Division - MD & Analyst

Richard Hugh Davis Canaccord Genuity Limited, Research Division - MD & Analyst

Tyler Maverick Radke Citigroup Inc, Research Division - Senior Associate

PRESENTATION

Operator

Good day, and welcome to the Elastic Fiscal Fourth Quarter 2019 Financial Results Conference Call and Webcast. All participants will be in a listen-only mode. Should you need assistance please signal a conference specialist by pressing the “*” key followed by “0.” After today’s presentation, there will be an opportunity to ask questions. To ask a question you may press “*” then “1” on a touchtone phone, to withdraw your question, please press “*” then “2.” Please note, this event is being recorded.

I would now like to turn the conference over to Mr. Anthony Luscri, Vice President of Investor Relations. Mr. Luscri, the floor is yours, sir.

Anthony Luscri Elastic N.V. - VP of IR

Thank you. Good afternoon, and thank you for joining us on today’s conference call to discuss Elastic’s fourth quarter and fiscal 2019 financial results. On the call, we have Shay Banon, Founder and Chief Executive Officer; and Janesh Moorjani, Chief Financial Officer. Following their prepared remarks, we will take questions.

A press release was issued after the close of market and is posted on our website, where this call is being simultaneously webcast. Slides which accompany this webcast can be viewed in conjunction with live remarks and can also be downloaded at the conclusion of this webcast on the Elastic Investor Relations website, ir.elastic.co.

On this call today, our discussion may include predictions, estimates or other information that might be considered forward-looking statements within the safe harbor provisions of the U.S. federal securities laws. While these forward-looking statements represent our current judgment on what the future holds, they’re subject to risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include those set forth in the press release that we issued earlier today as well as those more fully described in our filings with the Securities and Exchange Commission, including our prospectus and 10-Q as filed with the SEC and Forms 8-K and other filings we make with the SEC from time to time.

You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this presentation. Please keep in mind that we are not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events unless required by law.

In addition, during today’s call, we will discuss certain non-GAAP financial measures. These non-GAAP financial measures, which are used as measures of Elastic’s performance, should be considered in addition to, not as a substitute for or in isolation from, GAAP measures. Our non-GAAP measures exclude the effect of our GAAP results of stock-based compensation, employer payroll taxes on employee stock transactions, amortization of acquired intangible assets, acquisition-related expenses and non-GAAP tax rate adjustments. You can find additional disclosures regarding these non-GAAP measures including reconciliations with the comparable GAAP measures in the press release and on our Investor Relations website and the slides accompanying this webcast.

The webcast replay of this call and slides will be available for 2 months on our company website under the Investor Relations link. With that, I’ll turn it over to Shay.

Shay Banon Elastic N.V. - Co-Founder, CEO & Chairman

Thank you, Anthony. Welcome, everyone. It’s great to be here today. Three weeks ago, we held our Global All Hands event, where we kicked off the new fiscal year as a whole company. I personally have walked away from the experience humbled and motivated by everything the team accomplished in Q4 and the full fiscal year.

In Q4, revenue grew 68% year-over-year on a constant currency basis. We have more than 8,100 subscription customers at the end of the quarter, including over 440 with annual contract value of more than $100,000. And our net expansion rate was over 130%, which we’ve maintained for 10 quarters in a row now.

Looking at the full fiscal year, revenue grew 72% on a constant currency basis. This strong performance was fueled by continued adoption and differentiation of our products and features, expansion to new use cases, growth across all geographies and increased mind share at all levels of the business. I could not be more proud of the innovation and the results that are our employees delivered over the past year. Janesh will dive into further detail about our financial performance, but first, I’d like to cover some highlights from the quarter.

I have to say that I’m out of breath every time I look at the rate of innovation on the engineering efforts behind all we released. We dropped major features in minor releases. We shipped minor updates with major impact. We delivered over 15 releases in fiscal 2019, including 5 in Q4. And we continue to do it at speed and at scale while maintaining relevance to our users.

We demonstrated our ability to deliver differentiated value and fast, scalable, relevant and resilient technology in several ways during the quarter, especially in our 6.7 and 7.0 releases. We shipped our next generation cluster coordination layer in Q4. This foundational feature makes Elasticsearch even easier to scale, further hardens resiliency in the face of catastrophic failure and allows for even more mission-critical data sets to find their way into Elasticsearch, expanding the use cases that it addresses.

It’s also backed by TLA+, which is the language for formally proving and validating distributed algorithms. We even got a nod from the TLA+ creator, which is a unique honor. This was a multiyear journey, involving tens of people looking to better help users detect failures, recover from them and prevent them in the first place.

We also made cross-cluster replication, or CCR, generally available. This is a platinum level feature that further expands our resiliency story. This is also exciting because CCR better enables customers who have been asking us about working across multiple cloud providers and hybrid cloud strategies. This is a supercritical feature, along with cross-cluster search that only we provide that makes this a reality.

Now if we move from resiliency to speed, we took fast and made it faster. Elasticsearch got a huge speed boost many times over in the quarter with our Top-K queries feature, which returns prioritized results to users many times faster. This feature is especially applicable to e-commerce, sites and app search customers running our self-managed or SaaS offerings. The U.S. Census Bureau, for example, uses Elasticsearch for their website, which will eventually release data for the 2017 Economic Census, the 2018 American Community Survey and the 2020 Census. They also renewed business with us in the quarter for a separate logging use case. These improvements to Elasticsearch are also part of our recent beta release of Elastic Enterprise Search. This new, self-managed product offers the ability to easily search content from across common SaaS-based data sources such as Google Drive, GitHub, Salesforce and Dropbox, all from a single search box. Now if you told me 7 years ago that I’d be excited about enterprise search, I probably wouldn’t have believed you. But what the team has done is truly amazing. We’ve taken a fresh look at this problem space and created something that’s widely different than what you see in the market today. And it’s only the beginning. There is more exciting work to come.

We also evolved our geodata analysis story in the quarter. We previewed a new product called Elastic Maps, which is available through our basic subscription. Elastic Maps delivers a curated experience for users to visualize location-based data in Elasticsearch. For example, this is useful if you want to visualize the physical IP location for a bad actor looking to breach a network with a pew pew map or defining a geofence for finding relevant lunch spots on a mobile app. I’m super excited about this because customers are already expressing how this product will help them derive further value from their existing use cases and then expanding to new ones. For example, Delhivery, a leading logistics and delivery service based in India, is a long-time Elasticsearch Service customer of ours. They deliver 1 million packages a day during peak seasons, and every package shipped can generate more than 50 data points about size, geolocation and status information, which is captured from the field every 20 seconds. This visibility helps streamline operations and resolve issues in their delivery network. They’re excited about our new Elastic Maps product and are also exploring the use of Elastic APM and Canvas.

Elastic Maps is a natural progression of our ongoing efforts in this space. From recent development with Bkd trees and geoshape analysis to building our own map service with all the layers, vectors, shapes and base maps users need. Maps is also compatible with dark mode, a new feature from the quarter, which is super important to the user experience, especially those that work in network or security operation centers and also for addressing the first rule of gremlins.

Now in the context of uptime monitoring, we’ve seen a similar progression this quarter. What started as a data shipper for monitoring internal and external services and applications, created by our own internal SRE team by the way, has evolved into a product call Elastic Uptime. This product provides a curated experience for uptime monitoring, leaving users the ability to proactively monitor and find problems before customers run into them. This is a common use case for many of our users. An example is KeyBank, who renewed and expanded business with us in the quarter. They use Elastic for log, metric and APM data collection. They monitor all kinds of things with Elastic, their Kubernetes and OpenShift infrastructure, performance across their 1,600 branches by running Metricbeat on 10,000 workstations and uptime for their systems and services using Heartbeat. I also understand that they’re looking forward to adopting our new uptime monitoring product.

So we’re excited about these products, which is available through our basic subscription. It’s our fourth pillar, if you will, in the observability space, joining logging, metrics and APM. And we continue to see improvements in those phases as well. For example, we shipped nanosecond timestamp precision to give users a million times more granularity into their data. It’s like quantum level knowledge into what’s going on in logging and metrics use cases. You can imagine how this can also be critical to businesses that need to know if one trade happened before the other, for example.

It’s a whole new scale of insight. We’ve also made it simpler for users to centrally analyze logs, metrics and security events from different sources with what we call the Elastic Common Schema, or ECS. ECS saves users time and makes it easier to onboard new data sources and develop analytics content using a common language. It all just works. These developments can have meaningful impact across a wide range of users, including educational institutions like Georgia Tech or telecommunication companies like Rogers Communications. Both closed new business with us in the quarter. Government institutions are another space I think about in this context, for example, the U.S. Air Force, who recently adopted Elastic as an integral part of its defensive cyber operations. Elastic has proven to be a force multiplier for Air Force cyber teams by bringing speed and automation capabilities that deploy rapidly and at scale. Elastic also enables them to better protect networks and data in order to maintain an information advantage.

I’ve talked about a number of solutions and how customers are using our products to solve for many use cases. An aspect of this is orchestration and management of our software, and another trend we’ve seen is the rapid adoption of Kubernetes for orchestration of Elasticsearch and Kibana. We have a history in the Kubernetes space with the release of our Helm Charts, Kubernetes and container monitoring and our partnership with CNCF. So I’m excited to share that we previewed the release of Elastic Cloud on Kubernetes, or ECK, our product for running Elasticsearch and Kibana on Kubernetes. We announced it at KubeCon Barcelona a few weeks back with support from Google and Red Hat. ECK is available through our basic and enterprise subscriptions. Using the Kubernetes operator pattern, ECK is the official Elasticsearch operator and so much more. And we really doubled down on providing the best possible user experience. Security is an integral part of this, especially for shared or multi-tenant environments like Kubernetes. So with our 6.8 and 7.1 releases, we’ve made certain core security features available in our basic subscription. This includes native authentication, encrypted communications and role-based access control at the cluster and index levels. This further differentiates our proprietary free features in our default distribution. We are also continuing to invest in advanced, paid security capabilities to enrich our existing feature portfolio.

This is part of our evolving story around providing the best possible experience, from opening the code of X-Pack to where everyone can now run a fully secure cluster hassle-free. As you can see, we’re building on a strong foundation that provides differentiated value across a wide range of use cases and users no matter how they choose to consume us, as a service, self-managed or somewhere in between. And the capability, knowledge and experience to achieve this level of work around Elasticsearch and the Elastic Stack simply cannot be imitated or replicated. It’s really staggering.

Looking ahead, we are doubling down on our investments in R&D. We are well positioned to capture rich opportunity across many markets such as APM and security, and we are investing against that.

We also saw exciting development in the partner space this quarter. We expanded our partnership with Google Cloud in order to bring a more native integration of our Elasticsearch Service within the Google Cloud console. This means users will have a simplified management, discovery, billing and support experience with our Elasticsearch Service on GCP. We’re excited about these developments for our Elasticsearch Service customers running on GCP like Etsy, who closed new business with us this quarter. They are using our unique hot-warm architecture features to power their operational log analytics use case.

Another notable partnership from the quarter to highlight is our expansion with Semantix. Originally an advanced reseller, they are now an MSP providing small businesses in Brazil with search and data analytics solutions powered by Elastic Cloud Enterprise. They also happened to speak at our São Paulo tour event, 1 of 6 global events in the quarter, where we’ve seen great momentum and excitement.

I’ll mention another win from the Latin American market, Rappi, an on-demand delivery startup who uses our Elasticsearch Service for application search. They were also present at our São Paulo tour.

We announced a partnership with Tencent, which brings the best of our Elasticsearch Service to Tencent Cloud. We are humbled by the acknowledgment of another cloud service provider in China wanting to work with us and expand our reach to users in the region, and it’s an especially exciting time now that Kibana has been localized to Chinese with our 6.7 release, a popular request from our users in China. This is a huge step for our internalizations effort to make our products more accessible to users in their native language.

Last but not least, we’re excited to announce our proposed acquisition of Endgame, an endpoint security company. This is a natural step for us as a company. Over the years, we’ve developed agent-based technology with our Beats products, and this is an opportunity to strengthen our satellites of agents that circle the Elastic Stack. This development helped with shipping raw security events to the Elastic Stack and also focuses on detection, prevention and remediation of threats at the endpoint level. I’m also very excited about the ability to bring our bottom-up adoption model to the SIEM space, and we have the opportunity to do the same for the endpoint space in security.

Lastly, the Endgame team feels like a wonderful cultural match with Elastic. These are team members I look forward to working shoulder to shoulder with to bring the best security products possible to the market.

We covered a lot of ground in Q4 and throughout this fiscal year, and we don’t intend to slow down. With the continued adoption and development of our products for existing and new use cases and markets, we look forward to continuing to accelerate our investments across all parts of the business. I have such trust in our company, the amazing people behind it and their ability to execute on the opportunity in front of us.

And with that, I’ll hand it over to Janesh.

Janesh Moorjani Elastic N.V. - CFO

Thanks, Shay. We are pleased with our performance in the fourth quarter, which reflects strong growth and crisp execution as we scale further. We once again performed well across all dimensions: robust customer growth, a high net expansion rate and strong billings and revenue growth across all geographies. I’ll first go through our results for the quarter and for the full year before discussing our outlook.

Total revenue for the fourth quarter was $80.6 million, growing 63% year-over-year as reported or 68% on a constant currency basis. We saw a strong growth across the Americas, EMEA and APJ as we continue to invest against the market opportunity globally. Given our roots in open source and our globally distributed model, geographic diversity is one of the strengths of our business model. In Q4, 43% of our revenue came from outside the U.S. Since the U.S. dollar was meaningfully stronger during the quarter compared to the year-ago period, we experienced FX-related headwinds.

Subscription revenue totaled $73.6 million, an increase of 59% year-over-year as reported or 65% on a constant currency basis and comprised 91% of our total revenue. Within subscriptions, revenue from our SaaS products was also strong at $13.8 million, growing 69% year-over-year as reported or 76% on a constant currency basis, once again faster than the growth rate in overall subscriptions. We remain very excited about the SaaS opportunity ahead of us. Professional services revenue was $7 million, an increase of 105% over the same period last year. In the quarter, we saw strength in both training and our consulting business. As a reminder, professional services revenue can fluctuate from quarter-to-quarter based on projects and delivery timing. We expect professional services will remain a small portion of our overall revenue as our business grows.

Moving on to calculated billings. We define calculated billings for any quarter as total revenue recognized in the quarter plus the sequential increase in deferred revenue as presented on our statement of cash flows less the sequential increase in unbilled accounts receivable. Calculated billings in Q4 grew 57% year-over-year or 63% on a constant currency basis to $115.4 million. I’ll highlight that this performance was despite having a very strong fourth quarter performance a year ago in Q4 of fiscal 2018 when we delivered 90% year-over-year growth. As we’ve said before, calculated billings can fluctuate from quarter-to-quarter based on the timing of renewals and billings duration for larger customers so the trailing 12-month calculated billings growth provides an alternative longer-term view of the business.

Trailing 12 months calculated billings growth ending Q4 was 67%. At the end of Q4, the mix of short-term deferred revenue was 93% of total deferred revenue. Remaining performance obligations totaled approximately $352 million, up 66% year-over-year. Of this, we expect to recognize 88% as revenue over the next 24 months.

We were pleased with our overall momentum this quarter and the underlying demand that is driving our business. The strong growth in Q4 was driven by a broad array of growth vectors, including new customer additions, new use cases at existing customers and larger deployments or project expansions. As of the end of Q4, we had over 8,100 paying subscription customers compared to over 7,200 such customers at the end of Q3. We saw similar strength in new customer additions in Q4 as we have in prior quarters. We also ended the quarter with more than 440 customers with an annual contract value above $100,000 compared to more than 380 such customers at the end of Q3.

Our existing customers continue to expand their relationships with us, reflecting increasing spend for existing use cases and adoption of new use cases. In Q4, our net expansion rate remained over 130% for the 10th consecutive quarter. Overall, we are very pleased with the pace of customer additions and customer expansion. When viewed collectively, these metrics are indicative of our execution against the enormous market opportunity ahead of us.

Now turning to profitability, which is non-GAAP. Gross profit in the fourth quarter was $59.5 million, representing a gross margin of 73.8%. Total subscriptions gross margin was 80%, down slightly sequentially as we continue to make planned investments in the SaaS business. We are tracking well relative to our expectations. In the near term, we will continue to invest in our SaaS business, and it will remain a modest headwind to gross margin overall.

Our professional services gross margin was 9%. Since the professional services business is small, even relatively insignificant amounts can swing the gross margin in either direction, so we expect that the gross margin in professional services will fluctuate significantly from quarter-to-quarter.

Turning now to operating expenses. We remain focused on investing to drive top line growth. In Q4, I was proud of our execution related to the pace of hiring and overall scaling of the business. Sales and marketing expense for Q4 was $40.4 million, up 51% year-over-year, representing 50% of total revenue. Our overall approach here remains unchanged. We will continue to add sales capacity and expand market coverage as we drive growth and expect to realize leverage gradually over the longer term as we scale the business.

R&D expense in Q4 was $25.2 million, up 60% year-over-year, representing 31% of total revenue. R&D remains a major investment area as we expand our innovation advantages. Shay earlier provided a number of examples where we continue to invest heavily in both existing and new products and features. This will be a theme for fiscal 2020 as well, and I’ll talk about that in a minute.

G&A expense was $11.4 million, up 32% year-over-year, representing 14% of total revenue. This includes costs associated with our global expansion and continuing to build the infrastructure to scale for the future.

Our operating loss in the quarter was $17.5 million with an operating margin of negative 22%, which was better than expected given the strong revenue performance in the quarter. The FX impact on operating margin was insignificant since we have natural hedges as we incur expenses globally as a distributed company. Net loss per share in Q4 was $0.28, using 72.3 million basic and diluted shares outstanding. This compares to a net loss per share in Q4 of last year of $0.54.

Turning to free cash flow. Free cash flow was negative $20.9 million in Q4 compared to a negative $25 million in the same period a year ago. We look at free cash flow and free cash flow margin primarily on an annual basis since there are both seasonal and timing effects in any quarter. There can also be some lumpiness to inflows and outflows. Full year fiscal 2019 free cash flow margin improved 5 percentage points year-over-year to negative 10%. We’ve demonstrated free cash flow margin improvement of a few percentage points each year for a couple of years now, indicating the leverage in our business model as we scale.

We ended the fourth quarter with approximately $298 million in cash and cash equivalents. We remain comfortable with our cash position from an operating perspective. Lastly, we ended the quarter with 1,442 employees, adding 195 people in the quarter across all functions. As I had mentioned in our last call, we accelerated head count-related investments quite meaningfully and are adding people across the board to support the growth of the business.

Before I turn to guidance, let me talk about Endgame. As you know, we announced today that we have signed an agreement to acquire Endgame for total consideration of approximately $234 million. We expect the purchase price to be paid largely in stock and the assumption of equity awards with a small amount paid in cash towards the repayment of outstanding debt which currently stands at $14 million. We expect the transaction will close in fiscal Q3 of this year since it is subject to regulatory approvals and other closing conditions. If we secure approval sooner, the transaction may close earlier.

Endgame had trailing 12 months billings of approximately $20 million. However, our primary investment thesis is to integrate their product into the Elastic Stack and apply our go-to-market model to it. Therefore, the revenue opportunity for us is longer term in nature.

Our guidance includes the anticipated financial impact for the second half of the fiscal year. In particular, for the rest of this fiscal year, we are forecasting insignificant revenue impact given the effects of purchase price accounting and the timing of the transaction close. We are also anticipating an approximate 2 percentage point negative impact to full year operating margin.

We are looking forward to welcoming the Endgame team to Elastic and are excited to further accelerate our ability to address security market opportunity.

Turning to guidance for the first quarter and the full year fiscal 2020. We expect to maintain a disciplined approach to investing across the entire business in order to drive future revenue growth as we continue to scale globally. As mentioned in our last call, we plan to accelerate head count-related investments in R&D and sales capacity and coverage globally to drive growth.

Some of these investments will be intended to secure growth this year while others, particularly in R&D, will help drive growth over the long term. Innovation remains a top priority for us, and we will continue to invest significantly in R&D while driving modest leverage in sales and marketing and G&A.

For the first quarter of fiscal 2020, we expect revenue in the range of $82 million to $84 million, representing a growth rate of 47% year-over-year at the midpoint. We expect non-GAAP operating margin in the range of negative 34% to negative 32% and non-GAAP net loss per share in the range of $0.44 to $0.42 using between 74 million and 75 million ordinary shares outstanding.

As a reminder, in fiscal 2020, expenses are more heavily weighted towards Q1 than in our prior years. We changed the timing of certain internal corporate events and hosted our Global All Hands meeting in Orlando in May. This shift in timing does not impact the full year expense total. For the full year fiscal 2020, we expect revenue in the range of $397 million to $403 million, representing a growth rate of 47% year-over-year at the midpoint. We expect non-GAAP operating margin in the range of negative 25% to negative 23%, which includes approximately 2% operating margin dilution from Endgame, and non-GAAP net loss per share in the range of $1.49 to $1.33, using between 76 million and 80 million ordinary shares outstanding.

Finally, as we have demonstrated over the past 2 years, we have improved free cash flow margins, and we expect to do the same in fiscal 2020.

Although we expect free cash flow margin in fiscal 2020 to still be negative, we expect modest improvement compared to fiscal 2019.

In closing, Q4 was a strong finish to a terrific year. We delivered revenue growth of 70% for the full fiscal year with non-GAAP operating margin of negative 21%. We continued to show improvement in free cash flow margin. We are executing well and delivering growth while investing to address the rich market opportunity ahead of us in so many different use cases. I look forward to sharing our progress with you as we move forward.

With that, let’s open it up for questions. Operator?

QUESTIONS AND ANSWERS

Operator

Thank you, sir. We will now begin the quarter and answer session. To ask a question, you may press “*” then “1” on your touchtone phone. If you are using a speakerphone, please pick-up the handset before pressing the keys. If anytime your question has been addressed and you would like to withdraw your question, please press “*” then “2”, again it is “*” then “1” to ask a question. At this time, we’ll just pause momentarily to assemble our roster. The first question we have will come from Kash Rangan of Bank of America.

Kasthuri Gopalan Rangan BofA Merrill Lynch, Research Division - MD and Head of Software

Congratulations on a strong quarter, gentlemen. I was curious if you could talk through the distribution of use cases and if that was a change relative to the historical norm. And are you seeing in your pipeline a shift maybe more towards search or away from search, towards IT operations, security, et cetera? Any kind of note in particular. And, Janesh, one for you. Actually, I’ll wait till you get through the first one, then I’ll come back for the second.

Shay Banon Elastic N.V. - Co-Founder, CEO & Chairman

Kash, thanks for the question and the compliments. This is Shay here. First of all, I’m coming in from the Endgame offices here at Arlington, and I can’t wait to go out and talk to the team and share the news and be happy with them. Answering your question, we haven’t seen a significant shift between the various use cases that we have. Our various app search, site search and enterprise search use cases remain strong as is our logging and APM and metrics top use cases in the observability space. And obviously, we remain excited about the opportunity that we have in the security space, obviously also following our announcement of the Endgame news.

Kasthuri Gopalan Rangan BofA Merrill Lynch, Research Division - MD and Head of Software

Terrific. And I guess maybe it’s either Shay or Janesh who wants to answer. What is your plan to grow the (inaudible) Sales head count? You don’t have to share a specific number but just a percentage growth range that you’re planning for this fiscal year and beyond. That’s it for me.

Janesh Moorjani Elastic N.V. - CFO

Kash, this is Janesh. Happy to take that one. So I think, broadly, when you look at the numbers that we’ve laid out, I think we’ll invest quite aggressively in R&D. But that also, as we said in the prepared remarks, we’ll also invest quite heavily in building out sales coverage globally. And I think you can expect that to be at a rate that’s consistent with the rate we’ve done in the past.

Operator

Next, we have Raimo Lenschow of Barclays.

Raimo Lenschow Barclays Bank PLC, Research Division - MD & Analyst

Congrats on a great quarter. And a couple of questions from me, if I may. Shay, first one is on -- we saw this quarter like your announcement around security and giving more of the security into the open source community. Can you just kind of frame that, what your thinking were? And just to picture it for you, I got a lot of questions from investors around like AWS obviously doing open source, with this reaction. How do I have to think about that in a bigger context? And then I have a follow-up.

Shay Banon Elastic N.V. - Co-Founder, CEO & Chairman

Yes. Of course, happy to talk about it, Raimo. So a few points that we made. We announced our Elastic Cloud on Kubernetes product, and -- which we’re very excited about. As you’re probably aware of, Kubernetes is one of the most successful open source projects out there, dealing with orchestration. And we’ve seen more and more users deploying Elasticsearch and Kibana on Kubernetes. So we’re happy to be ahead of the curve here and providing an official product. And part of this official product, especially when it comes to the multi-tenancy aspects of it, users expect to get security features as part of it, some foundational ones, things like encryption or authentication and authorization. These things, including our Kubernetes product, are part of our basic license. They are not open source. So they are free, but there are still proprietary features that we provide.

We strongly believe in this go-to-market motion that we’ve developed over the past few quarters, and this allows us to build differentiation from open source specifically and obviously cloud vendors that provide only the open source version. To follow up on that, I am excited about the fact that we’re going to have more security features, the core ones that have not played a significant role obviously in our go-to-market or our sales motion and increasing the moat and making it bigger and bigger and bigger when it comes to comparing, first of all, our SaaS service, but also just the product on top of Kubernetes compared to anything else that other vendors do.

Raimo Lenschow Barclays Bank PLC, Research Division - MD & Analyst

Perfect. Okay. That makes total sense. And then on Endgame, so that’s like another expansion of the kind of platform opportunity for me. Like how do I have to think about the sales motion? You mentioned you kind of want to go with the Elastic approach, but like you also kind of probably need kind of experts in that area. Do you -- how do you kind of handle it from your sales force? Is that going to be like an overlay and everyone in Elastic can sell it? Or how do you plan to kind of get to -- go to market going there?

Shay Banon Elastic N.V. - Co-Founder, CEO & Chairman

Yes. I mean we haven’t made detailed plans here. Obviously, we need to wait until it closes. I could share some initial thoughts that I have. The first part is that this -- us joining forces with Endgame just feels very natural. What sometimes people don’t realize is how much we have been using the context of agent-based technology, using our Beats products, and our salespeople have been selling agent-based technology for years now, whether it’s collecting logs or metrics and -- or other type of security events even. So I think from that regard, this would be a relatively smooth go-to-market motion, and I don’t see a reason why our salespeople won’t be able to pick it up and sell it. On top of that, there is obviously the endpoint aspect of it, which is the ability to go and directly and immediately protect and prevent and remediate any type of effort on the endpoint itself. That will require some training and some efforts to try to get us up to speed. But I don’t suspect a significant one on that end as well. It is a very natural extension to our efforts in the security space, specifically in the SIEM market.

Operator

Next, we have John DiFucci of Jefferies.

John Stephen DiFucci Jefferies LLC, Research Division - Equity Analyst

I just had a question a little bit on the guidance, guys, really strong annual revenue guidance, but it implies sort of constant revenue growth throughout the year, which you’ve sort of seen sort of law of large numbers as growth comes down over time as you get bigger and bigger. And I’m just curious as to why we should expect something like that. Is it -- is the acquisition playing into that? And then I have a follow-up on the acquisition.

Janesh Moorjani Elastic N.V. - CFO

John, this is Janesh. So let me take that one. In terms of the acquisition itself, I think we’re expecting relatively insignificant revenue in the back half of the year. So that doesn’t have a meaningful impact. There’s a couple of factors that play into it. One is we continue to make investments to drive growth. So that’s obviously fueling some of what we see here. But some of that growth, as I mentioned, will also be longer term in nature. And so as I think about the way we approach guidance more broadly, it’s consistent with the way we’ve done in the past where we look at a number of inputs, including our own sales pipeline, which is obviously one of the main drivers, but then appropriately balance against that the risks that we see or things that may not be in our control. And so that’s the way we’ve approached it here for both Q1 as well as the full fiscal year. And then as we go through the year, we’ll obviously update you over the course of the year with every quarter.

John Stephen DiFucci Jefferies LLC, Research Division - Equity Analyst

All right. I just -- maybe a little bit to that -- to Janesh, the spending. You’re sort of -- you’re accelerating the spend this year, and we understand -- certainly understand to go after the opportunity and to drive growth. But it’s a little unexpected, at least from us, I think, and I think just the consensus numbers that were out there. So I’m just curious, is it something you see out there? How should we be thinking of that? Is that more of an offensive -- you see the opportunity, you’re going to just grab it if it’s greater than you thought it was at this time? Or is it a little bit more defensive? Is there more competition out there? What’s driving that increased growth -- increased expense?

Janesh Moorjani Elastic N.V. - CFO

Yes. Broadly, John, I would say that nothing has really changed from where we saw the market opportunity 90 days ago. We were quite excited about it 90 days ago. We believe we need to invest to capture that market opportunity. So it’s certainly more on the offensive side, and we are pretty confident in terms of the overall model where as we add sales capacity and coverage and prosecute that large market opportunity ahead of us, there’s room for us to grow. So that’s what we said we would do, and that’s exactly what we’re committing to doing over here. And that’s the approach. We’re not seeing anything fundamentally different in terms of the market opportunity than we saw 90 days ago with, of course, the exception there being Endgame and the acquisition that we announced.

John Stephen DiFucci Jefferies LLC, Research Division - Equity Analyst

Fair enough. And I guess just quickly on Endgame. It just seems, to me anyway, a little bit of an odd acquisition just given what they do, and it kind of brings you into sort of a very competitive and some might call a crowded space and a space where there’s already some like new players in there disrupting it in a very major way, at least appears to be. So I’m just -- I don’t know, I’m just trying to -- I mean there’s a lot of things you could have done, and to do something like this, I’m just trying to figure out why this was what you did, I guess. If you can shed a little light on that.

Shay Banon Elastic N.V. - Co-Founder, CEO & Chairman

Yes. Maybe I can take that, John. So a few points in that area. The first one is, as I mentioned before, the endpoint market and endpoint as a product is a very natural extension for us. We have been investing quite heavily in the security opportunity that we have in front of us. I mentioned some of these efforts like the Elastic Common Schema, creating a community around it and starting to work on shipping security events into the Elastic Stack. Obviously, a big part of being able to capture security events is endpoint. So we’re excited about our ability to go and join forces with an endpoint company that has one of the best, if not the best, product out there in the market today when it comes to capturing security events, what we call raw security events, and shipping them into the Elastic Stack. So that’s one part that just makes a lot of sense. It means that we don’t have to go and invest necessarily in capturing these events and using the Endgame product to be able to do that.

The second part is the natural extensions that once you have the security events, once you perform all the threat-hunting capabilities that our SIEM product provides, there’s a natural extension towards being able to action it. So the part about remediation and prevention that the Endgame product provides and the ability to reach out to the endpoint and perform operations there, that’s another natural feature set that you would expect us to provide over time. And so I’m excited about the ability to pull forward the future and getting into this market. I would say that I admit that this market is quite crowded, but this is not something new to us as a company. We’ve been playing in a very crowded market in the enterprise search space, in the logging space and in other spaces. I think that the combination of an amazing product or a great product that we feel we have with Endgame and our go-to-market creates a pretty differentiated approach towards markets, and I’m excited to see how this unfolds.

Operator

Next, we have Mark Murphy of JPMorgan.

Mark Ronald Murphy JP Morgan Chase & Co, Research Division - MD

And I’ll add my congrats. Shay, you’ve taken some of the core Elasticsearch Security features and you made them freely available to everyone. I guess I’m interested in how we should think about that from the context of any customer renewals for customers who’ve been paying for those security features in the past. I believe that they had required a gold subscription. So just maybe you could help us understand how that math might work one direction or the other.

Shay Banon Elastic N.V. - Co-Founder, CEO & Chairman

Yes. Happy to cover that. So as I mentioned before, we’ve taken this -- what I would say like fundamental security features, these are basic things like encryption and authentication and authorization, and put them into our basic tier, which is free and proprietary. Based on our high-level analysis, we don’t expect that to affect our renewal numbers. We have been engaging with our customers at a much higher level both in terms of the commercial features that they’ve been using like our anomaly detection and machine learning features as well as more advanced enterprise-level security features like Active Directory or LDAP capabilities. So we don’t expect that to affect our renewal rates or our renewal business significantly or anything at all.

Mark Ronald Murphy JP Morgan Chase & Co, Research Division - MD

Okay. And as a follow-up, have you noticed any tangible changes in the business, again, either positive or negative since Amazon announced its open distro for Elasticsearch, which I believe was back in March. It looks like you had a very strong finish to the year. But is there any difference than the top of funnel activity or developer embrace on AWS? Or just any kind of noticeable difference in customer buying intent, one way or the other?

Shay Banon Elastic N.V. - Co-Founder, CEO & Chairman

No. We haven’t seen any significant movement one way or another. Our distribution of our products, our download numbers and our usage are as we expect them to be. We’re very excited about what we call our default distribution. That includes our basic features out-of-the-box. This means that every time someone goes and downloads and uses this product or this distribution, they see the value that they can get with our full feature set of our stack, including our free and proprietary features. So no, we have not seen any type of effect as a result of it.

Mark Ronald Murphy JP Morgan Chase & Co, Research Division - MD

Okay. One last one, Janesh. Are you now fully caught up in head count at this point to feel like you’re fully properly staffed for this fiscal year?

Janesh Moorjani Elastic N.V. - CFO

So in terms of the investment profile, we’ll obviously keep hiring and adding people. I’d expect to continue to add a significant number of people as the year evolves. And you can see that we’ve effectively built that into the guidance model. As you said, if we look at the spending profile, it increases every quarter. And you can do the math there, Mark, and back into sort of what the anticipated numbers are embedded in the guidance model.

Mark Ronald Murphy JP Morgan Chase & Co, Research Division - MD

Yes. No, I’m sorry. I wasn’t clear on that. I understand that you’ll be adding more people throughout the year. I think you’re a little behind on hiring last quarter. And I guess I’m just curious whether you feel like you were kind of caught up and back to plan since that period.

Janesh Moorjani Elastic N.V. - CFO

Yes. It’s been -- our recruiting team, I think, has done a marvelous job in the last few months of bringing in a number of people. And that blip which we experienced over the holidays was just that. We’ve not seen any significant challenges in attracting talent. So we feel like we are fully caught up now. But obviously, we’ve got a lot more hiring to do as the year progresses as well.

Operator

Next, we have Matt Hedberg with RBC Capital Markets.

Matthew George Hedberg RBC Capital Markets, LLC, Research Division - Analyst

Shay, I wanted to start with you on Endgame, another question there. It looks like great technology. Though I’m wondering -- obviously, the deal hasn’t closed yet. But your intentions on what to do with the codebase. I mean do you plan to open source all of it, some of it? Just sort of a general -- sort of how do you kind of think about the code base going forward.

Shay Banon Elastic N.V. - Co-Founder, CEO & Chairman

Yes. It’s a good question. First of all, the deal hasn’t closed, as you said, and we haven’t had a chance to really sit down with the Endgame team and start to plot our way forward here. So we don’t -- I don’t have anything concrete to be able to -- honestly, to share with you. I will say that you can plot the past and see the future. We have made significant investments in our basic, which is the free and proprietary features in order to drive the bottom-up adoption. But obviously, our expectation is the ability to go and convert to paying customers when it comes to the self-managed part of the house. Obviously, on SaaS and anybody that uses our product ends up paying us, so that’s unrelated to whether we have a commercial self-managed feature or not.

Matthew George Hedberg RBC Capital Markets, LLC, Research Division - Analyst

Sure. Got it, okay. And then one more. In your prepared remarks, you talked a little bit about APM, some of the success you’re having there. Wondering if you can give us a bit more detail there on sort of the progress of that module inside your base. I don’t believe you’re really selling it as a -- you’re leading with APM per se, but just sort of curious on the progress of that. Any notable cross-selling efforts this quarter?

Shay Banon Elastic N.V. - Co-Founder, CEO & Chairman

Yes. So over the past quarter, the team has made an amazing progress. We mentioned the support that we have for what is more advanced APM features already, like distributed tracing. But also, we’ve made significant investments in supporting more programming languages in the APM space. I feel like we’re getting to a point -- we’re slowly but surely getting to a point where this is a fully featured APM product definitely for the self-managed space. We are still -- the way that we sell our APM product is as a second act to logging or to security use cases. So we’re mostly targeting our existing customer base and just giving them an additional value. If they’re already using us for logging, then they -- we’re happy for them to now start to use us for APM. And then in the future, we will definitely update you when we start to move, to start to lead with APM. And -- but it’s definitely our intent to get to that point.

Operator

And the next question we have will come from Heather Bellini with Goldman Sachs.

Mark Frank Grant Goldman Sachs Group Inc., Research Division - Equity Analyst

It’s Mark Grant on for Heather. Just one for me. So when you think about the investment priorities in fiscal ‘20, can you talk about where you think the greatest opportunities are from a product or use case standpoint? You obviously had a strong pace of releases in fiscal ‘19. Do you see this coming fiscal as just the continuation of that cadence? Or are there additional use cases where you think you could be particularly competitive?

Shay Banon Elastic N.V. - Co-Founder, CEO & Chairman

Yes. Happy to take that. So first of all, I’m very proud of the investments that we made over the past year. As you can see, our engineering team is basically constantly on fire and keeps on releasing either new versions of our products or new products like the Elastic Cloud on Kubernetes that has been a major effort. That I think positions us well for FY ‘20. I’m excited about every single use case that we have, and I think that the opportunity in front of us in all of these use cases is impressive. That is one of the reason why we’ve been guiding, and that’s how we’ve been guiding towards the future in terms of our R&D investments, whether it’s the app, sites and enterprise search product. I mentioned that we just released an enterprise search product, again like early innings and early stages. But this is a whole fresh look on the enterprise search market, especially when it comes to bringing together all the SaaS services that any company today uses. So that’s an area of investment. I believe that we have opportunity and investments to do in the observability space when it comes to logging, metrics and APM.

And obviously, the security space, being able to now go to market and build the foundations to build a community of security products around our stack with Elastic Common Schema and various data shippers, getting to a point where we start to develop an Elastic SIEM product and obviously, bringing together that and merging it and marrying it with an Elastic endpoint product in Endgame.

Operator

Next, we have Tyler Radke of Citi.

Tyler Maverick Radke Citigroup Inc, Research Division - Senior Associate

I apologize if my question has been asked already. I’m hopping around earnings call here. But, Shay, I think one of the things that you talked about at the -- around the time of IPO, one of the things that you’re looking to avoid is kind of pigeonholing yourself in the too narrow of a market. And with that in mind, how are you thinking about just the overall focus on security here? Obviously, this is a relatively sizable acquisition, and so it’s a pretty big investment area. But how are you just balancing investment priorities in security relative to the other areas that still seem to be doing quite well?

Shay Banon Elastic N.V. - Co-Founder, CEO & Chairman

Yes. Happy to take that. So the first part is that within Elastic, even before our -- us joining forces with Endgame, we have a team that focuses on building security features and eventual SIEM products. So we’re making investments today. As we do with things at Elastic and it comes to our go-to-market when it comes to bottom-up, we’re trying to think about these features on a more foundational level. We know that our community of people that use us in the context of security and developers is enormous. And we want to build features in a foundational level that allow us to bring all of them and basically allow them to circulate the Elastic Stack. And so we’ve invested for a few months now in basic and foundational things like the Elastic Common Schema.

So whether networking data comes from Palo Alto Networks firewalls, NGINX or Cisco firewalls, all of it looks and moves and seems like the same thing, exactly the same efforts that we’ve done on the host level integration. But then we’re also moving up, and you should expect us to see over the next year a more curated experience when it comes to the SIEM product and the SIEM market and are starting to release a concrete product in that space. I’m also excited about the -- I’ll mention it again. I’m excited about the endpoint market and our Endgame opportunity. We’ve been developing the ability to shift some security events, obviously not at the scale of what the Endgame product has, into the Elastic Stack because we know once you put all of this type of information in a search engine, you really empower security researchers and security users across the world. And to be honest, you bring security capabilities to dev ops and ops people out there. So we’re excited about doing that. And when you really look at these 2 markets, you start to see that they’re really -- they work wonderfully together, and it’s a compounding effect that you can give to any type of security user out there by merging together SIEM and endpoint. And that’s our goal moving forward with this acquisition, is to be able to provide the best product to market and asking tough questions like, why do you have 2 products for the single-user experience that any security user out there deserves?

Tyler Maverick Radke Citigroup Inc, Research Division - Senior Associate

Great. And then maybe a follow-up. As we think about the guidance for next year, maybe just help us understand your expectations for the SaaS revenue business. I know you made some changes with the warm-hot architecture, which I think offered more favorable pricing to customers based on their memory usage. But just help us understand the context of that as we think about the growth in that line for next year.

Janesh Moorjani Elastic N.V. - CFO

This is Janesh. Happy to do that. Overall, we remain very bullish about the SaaS opportunity that we see ahead of us. You’ll see that for the past few quarters, our SaaS business has continued to grow faster than the self-managed business. Broadly, I’d say we’d expect that trend to continue in the future. We don’t do anything that tries to influence customer behavior one way or another. We are relatively agnostic when it comes to customer preference in that regard. And so we’ll continue to serve the customer in the best way that makes sense for them, but we do expect that, that business will grow a little bit faster than what we’ve seen before. The other piece I’ll just take the opportunity here to point out is that we made the architecture changes that you talked about around 3 quarters ago. And in conjunction with that, we had launched our revised pricing model. And so we’ve still got 1 quarter of that pricing headwind to go before we lap that at the start of Q2 of this fiscal.

Operator

Next, we have Ittai Kidron of Oppenheimer.

Ittai Kidron Oppenheimer & Co. Inc., Research Division - MD

Congrats, guys. Good quarter. A couple of questions from me, Janesh. First of all on the expansion rate, clearly stable, above the 130%. But is there any directional color you can give us on a year-over-year basis? How we did the level of stability or slight deterioration on a year-over-year basis?

Janesh Moorjani Elastic N.V. - CFO

Happy to, Ittai. Nice to speak with you again. So broadly, the overall renewal and expansion economics in the business continue to be quite strong. So we’re very pleased with that net expansion rate remaining above 130%. I’ll say broadly it was at similar levels in Q4 compared to prior quarters, in Q3 and earlier. So we’ve not really seen any significant shift over there. The overall customer expansion patterns continue to be consistent. And with the expansion of use cases and the expansion of projects themselves, we’ve got multiple vectors of growth within the customer -- within that customer’s expense base, if you will, or the amount that they spend with us. And so we’ve seen all of that play out. So no significant shifts. It hasn’t moved meaningfully up or down.

Ittai Kidron Oppenheimer & Co. Inc., Research Division - MD

Very good. And then as a follow-up for you, Shay, in the last I guess year, we’ve seen many of the performance monitoring guys like Datadog and even I guess New Relic most recently, move into the log market itself. So now, they also offer quite comprehensive metrics logs, what-have-you. I guess the question is how do you think about the market fragmentation here? How do you think about the breadth of solutions out there? How do you think about customers making sense out of the noise and picking the path by which they’re going to go about this? Because it seems like there’s many, many options. How do you think about customers making sense out of the noise?

Shay Banon Elastic N.V. - Co-Founder, CEO & Chairman

Yes. Good question. So the first part, I would say that we’ve been -- I’m excited about the fact that our company has been there from the start to realize the fact that collapsing these 3 use cases, APM, metrics and logging, actually makes a lot of sense and leading the way when it comes to the observability use case. So we’ve been there from the start, if not one of the first ones. One of the things that I’m really proud about, what the team has done is the ability to actually use exactly the same product line for all 3 use cases. So the ability to grow and weave questions between APM, logs and metric is something that is very natural when you’re using the same UI in Kibana and the same data storage in Elasticsearch. I think that’s one of the first differentiated features on the product level that we have as a company on top of the fact that we’ve been one of the first to market when it comes to it.

The second part is the optionality that will provide to our users, which I’m really happy about. So you mentioned 2 vendors that have only a SaaS business. We provide our users with the ability to go and have a self-managed or on-prem solutions all the way to our SaaS offering, and we’ve exposed APM capabilities over the last quarter as well. So I’m excited about that. And that resonates really well with our user base. That optionality of being able to store things either on-prem, on-cloud vendors or between cloud vendors, that’s something that we can provide. And the last thing that I would say is that it doesn’t end there. I think that the level of features that we can provide once you can combine all of these 3 use cases together gets compounded as you materialize your investments in the core features that they have. And I expect us to be able to have that moving into FY ‘20. A great example of that is our machine learning features and the ability to make even better decisions. Thanks to the fact that we have access to all 3 data streams in this context.

Operator

Next, we have Richard Davis of Canaccord.

Richard Hugh Davis Canaccord Genuity Limited, Research Division - MD & Analyst

Speaking of machine learning, one of the things that seems pretty slick about what you guys do is you can easily run unsupervised learning queries on logging and security analytics and APM. I think that’s pretty interesting. But has that functionality -- have you found that -- that your user base finds that attractive or the workloads kind of moved in that direction? Or how is that going?

Shay Banon Elastic N.V. - Co-Founder, CEO & Chairman

Great question. So the first part that I would say is that -- and this is a bit about how we’re thinking about machine learning maybe as a company, we’re building the foundation to integrate with any type of machine learning implementation or product out there, from TensorFlow to other tools. And we’re seeing these integrations being built by our community every day. So I’m excited about that, where our foundational capabilities are just exposed as a very strong search engine that can be used by any type of machine learning algorithm. Our focus in machine learning then extends to trying to bring machine learning capabilities to the -- what I would say, the common people, and I definitely count myself as one of them. So -- and you mentioned unsupervised machine learning, which is basically just the ability to go point an algorithm like an anomaly detection data and then not have to go and supervise it and just get rid of that, wonderful result’s the result of it. We have -- this is -- by the way, this is a feature that we call is a commercial feature. It is exposing our SaaS service.

But if you are a self-managed or an on-prem customer, you need to engage with us in a subscription to get it. And we have seen users in this context increase quarter-over-quarter and using more and more our machine learning features, especially as they weave themselves into more and more unique capabilities that we have in the context of each use cases. And that ties, by the way, into what I mentioned in our security features and making some of them free. We feel good about the fact that features like our anomaly detection or our machine learning are out there to help convert and retain our customers.

Operator

Well, I’m showing no further questions at this time. We’ll go ahead and conclude our question-and-answer session. I would now like to turn the conference call back over to Mr. Shay Banon for any closing remarks. Sir?

Shay Banon Elastic N.V. - Co-Founder, CEO & Chairman

Yes, thank you. Yes, thank you, and thank you all for joining the call. Q4 was a great ending to our strong financial 2019. We look forward to continuing the momentum in fiscal 2020. We look forward to updating you next quarter. Thank you very much, and goodbye.

Operator

And we thank you, sir, for your time today and also to the rest of the management team. Again, the conference call is now concluded. At this time, you may disconnect your lines. Thank you, everyone. Take care, and have a wonderful day.

Additional Information and Where to Find It

Elastic N.V. (“Elastic”) plans to file with the Securities and Exchange Commission (the “SEC”), and the parties plan to furnish to the security holders of Endgame, Inc. (“Endgame”) and Elastic, a Registration Statement on Form S-4, which will constitute a prospectus of Elastic and will include a proxy statement of Elastic in connection with the proposed merger of Avenger Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Elastic (“Merger Sub”) with and into Endgame (the “Merger”), whereupon the separate corporate existence of Merger Sub shall cease and Endgame shall continue as the surviving corporation of the Merger as a direct wholly-owned subsidiary of Elastic. The prospectus/proxy statement described above will contain important information about Elastic, Endgame, the proposed Merger and related matters. Investors and security holders are urged to read the prospectus/proxy statement carefully when it becomes available. Investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC by Elastic through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from Elastic by contacting Elastic’s Investor Relations by telephone at +1 (650) 695-1055 or by e-mail at ir@elastic.co, or by going to Elastic’s Investor Relations page at ir.elastic.co and clicking on the link titled “SEC Filings” under the heading “Financials.” These documents may also be obtained, without charge, by contacting Endgame’s COO and General Counsel by telephone at +1 (703) 650-1264 or by e-mail at dsaelinger@endgame.com.

The respective directors and executive officers of Endgame and Elastic may be deemed to be participants in the solicitation of proxies from the security holders of Elastic in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the prospectus/proxy statement described above. Additional information regarding Elastic’s directors and executive officers is included in Elastic’s proxy statement for its Extraordinary General Meeting of Shareholders, which was filed with the SEC on March 28, 2019. This document is available from Elastic free of charge as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements which include but are not limited to: Elastic’s ability to offer a comprehensive security solution focused on endpoint security and integrated with Elastic’s existing security efforts; Endgame’s EDR and EPP capabilities, in combination with Elastic’s security efforts, will help organizations extend threat hunting to the endpoint; the benefit to Elastic customers of deploying Endgame’s product; the benefit to Endgame customers of deploying the Elastic Stack; our ability to successfully integrate our products, technologies and businesses; the ability to use Elastic search technology in combination with Endpoint data; our ability to successfully align our product roadmaps and go-to-market strategy; customer acceptance of our combined product lines and the value proposition of our combination; the future conduct and growth of our business and the markets in which we operate; our ability to obtain necessary regulatory approvals to close the Merger; our ability to obtain shareholder approval for the Merger; and the expected timing of the proposed Merger. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Our expectations and beliefs regarding these matters may not materialize. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, and the ability of Elastic to timely and successfully achieve the anticipated benefits of the Merger. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” and elsewhere in our most recent filings with the SEC, including our Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2019 and any subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC. SEC filings are available on the Investor Relations section of Elastic’s website at ir.elastic.co and the SEC’s website at www.sec.gov. Elastic assumes no obligation to, and does not currently intend to, update any such forward-looking statements after the date of this release, except as required by law.